Exhibit 3.1

Bylaw Amendment

The second paragraph contained in Article 1, Section 11 of the Bylaws shall be removed and replaced with the following text:

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholder meeting at which all shares entitled to vote thereon were present and voted.